Contact

www.linkedin.com/in/nick-p-918b49129 (LinkedIn)
panhwarjet.com (Company)

Top Skills

Sales
Marketing
Channel Partners

Languages

English

Nick P.

Co-Founder & Director Engineering at Panhwar Jet Inc
Newport Beach, California, United States

Summary

The world’s first all-electric luxury business jet, designed especially for business owners and executives. Our self-charging technology lets you fly from Los Angeles to New York without touching down. Luxurious cabin with video conferencing and VR fitness & Entertainment.

Experience

Panhwar Jet Inc
Managing Director
October 2020 - Present (2 years)
Orange County, California, United States

The world’s first all-electric luxury business jet, designed especially for business owners and executives. Our self-charging technology lets you fly from Los Angeles to New York without touching down. Luxurious cabin with video conferencing and VR fitness & Entertainment.

TeamKnit.com (All in one Collaboration & Team Management Suite
10 years 2 months

CEO & Co-Founder
October 2017 - October 2020 (3 years 1 month)
United States

➡ What We Do:

TeamKnit has been ranked as a Top 20 Most Promising Tools of 2018 by CIO Review, and for good reason. We have simplified the way teams collaborate, helped companies manage their teams more efficiently and reduce cost up to 60% all through our all-in-one, simple, and powerful collaboration and team management suite.

When your team needs ONE simple tool to start communication, kick-off a project, share knowledge and files between one another, engage colleagues, and organize day-to-day activities - TeamKnit has you covered.

TeamKnit's Platform Benefits Include:
✓ Simple tool that combines 4-6 collaboration and product management solutions
✓ No training is required, companies can start using on their own in less than 24 hours
✓ Very fast, dedicated support team to guide better productivity and reduced IT Cost
✓ Engaging our customers directly through 1-to-1 interaction in enabling their success

➡ Why We Do It:

TeamKnit amplifies your human capital and multiplies your bottom line.

TeamKnit is the single source of integrated productivity tools that provide accountability, transparency, and team cohesiveness resulting in exponential growth both to your workforce, without adding to your headcount, and to your bottom line.

Our goal: A stress-free workplace for all!

Book a time here if to chat about TeamKnit:
https://calendly.com/nickpanhwar/talkingwithnick/

Enterprise Account Director

March 2016 - October 2020 (4 years 8 months)

I am responsible for developing strong partnerships and sales strategies that will secure new business opportunities and promote the expansion of Appoon Corporation.

Establishing, developing and maintaining strategic, executive, business relationships with new and existing large enterprises. Undertaking sales activities from product presentations and bids through to developing and executing sales plans and strategies will all contribute to successfully meeting sales targets.
I am managing enterprise level accounts,

Proven negotiation skills
Over 15 years of working experience in software industry

Huge Exposure to consulting and professional services sales and delivery
- Ability to motivate an indirect team to achieve an outcome
- Ability to build and maintain strong customer and internal relationships
- Strong financial and numerical modelling skills

Enterprise Account Manager
September 2010 - March 2016 (5 years 7 months)

I am responsible for developing strong partnerships and sales strategies that will secure new business opportunities and promote the expansion of Appoon Corporation.

Establishing, developing and maintaining strategic, executive, business relationships with new and existing large enterprises. Undertaking sales activities from product presentations and bids through to developing and executing sales plans and strategies will all contribute to successfully meeting sales targets.
I am managing enterprise level accounts,

Proven negotiation skills
Over 15 years of working experience in software industry
Huge Exposure to consulting and professional services sales and delivery
- Ability to motivate an indirect team to achieve an outcome
- Ability to build and maintain strong customer and internal relationships
- Strong financial and numerical modelling skills

Education

University of Leeds
Master's degree, Engineering/Industrial Management · (March 2021 - December 2022)

London Metropolitan University
Master of International Trade & Transport, Computer Science · (2009 - 2010)

Waverly School